UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42573

Waton Financial Limited

Suites 3605-06, 36th Floor
Tower 6, The Gateway
Harbour City, Tsim Sha Tsui
Kowloon, Hong Kong

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Exhibit Index

Exhibit No.	Description
99.1	Waton Financial Limited Announces Unaudited Financial Results for the First Half of Fiscal Year 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waton Financial Limited

Date: January 29, 2026	By:	/s/ WEN Huaxin
	Name:	WEN Huaxin
	Title:	Chief Financial Officer